Mail Stop 4561

August 27, 2007

VIA U.S. MAIL AND FAX (8610) 82618163

Onward Choi
Acting Chief Financial Officer
SP Tower D
26th Floor
Tsinghua Science Park Building 8
No.1 Zhongguancun East Road
Haidian District Beijing 100084
People's Republic of China

      Re: **NetEase.com, Inc.**
                Form 20-F for Fiscal Year Ended
                December 31, 2006
                Filed June 26, 2007
                File No. 000-30666

Dear Mr. Choi:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Kevin Woody
                    Branch Chief